UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Norris, Jr., John W.
   17121 Earthwind


   Dallas, TX  75248
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   COB & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                        2)Trans-  3.Trans- 4.Securities Acquired(A)  5)Amount of  6)Owner-     7)Nature of
                                             action    action   or Disposed of (D)        Securities   ship         Indirect
                                             Date      Code                                Owned at    Form:        Beneficial
                                             (Month/  ------- -----------------------   Beneficially Direct (D) or  Ownership
                                           Day/Year)                       A or         End of Month Indirect (I)
                                                      Code V   Amount        D   Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share    11/30/00    G    V   2,580,218.00 D                  0.00  D           Direct
                                                       (1)
Common Stock, par value $0.01 per share                                                   321,750.00  I           JWNorris Trust A
Common Stock, par value $0.01 per share                                                   663,135.00  I           Megan Norris Tr A
Common Stock, par value $0.01 per share    11/30/00    G    V   2,580,218.00 A          2,580,218.00  I           Norris Family Ltd
                                                       (1)                                                        Partnership
Common Stock, par value $0.01 per share                                                   321,750.00  I           RWNorris Trust A
Common Stock, par value $0.01 per share                                                   201,729.00  I           Wife

                                                                  1



Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative           6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)            Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative                     -------   -----------------------     --------------------------------
                               Security                       Code  V   A                D          Date Exercisable  DateExpiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          7)Title and Amount              8)Price     9)Number of   10)Ownership             11)Nature of
Security                         of Underlying                 of Deri-    Derivative       Form of                  Indirect
                                    Securities                  vative      Securities      Derivative               Beneficial
                               --------------------------      Security    Beneficially     Security                 Ownership
                                                Amount or                  Owned at         Direct (D)
                                                Number of                  End of Month     or Indirect
                  -            Title             Shares                                         (I)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Shares transferred into the Norris Family Limited Partnership.
-
Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John W. Norris, Jr.
DATE 12/06/00